WAH FU EDUCATION GROUP LIMITED

Room 505 Building No.40, No.1 Disheng North Street

Economic and Technological Development Zone

Beijing, China 100176
Tel: +86 10 57925024

VIA EDGAR

January 29, 2018

Larry Spirgel, Assistant Director

AD Office 11 – Telecommunications

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C., 20549

Mail Stop 3720

Re:	Wah Fu Education Group Limited
Amendment No. 1 to
Draft Registration Statement on Form F-1
Submitted December 22, 2017
CIK No. 0001716770

Dear Mr. Spirgel:

Wah Fu Education Group Limited, a British Virgin Islands company, (the “Company”, “it”, “we”, “us” or “our”) hereby transmits its response to the letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated December 29, 2017, regarding the Company’s Amendment No. 1 to Draft Registration Statement on Form F-1 (the “Draft Registration Statement”) previously submitted for the Staff’s confidential review on December 22, 2017.

For your convenience, we have repeated the Staff’s comments in bold and have followed each comment with the Company’s response.

General

1.	We note your response to prior comment 1 and the filing of a consent by China Research and Intelligence Co., Ltd. as Exhibit 23.4. Please have China Research and Intelligence Co., Ltd. revise its consent to also expressly state that it consents to the quotation or summarization of its report in the registration statement. Refer to Securities Act Rule 436(a).

In response to the Staff’s comment, we have filed the revised consent of China Research and Intelligence Co., Ltd. as Exhibit 23.4 to the Draft Registration Statement.

2.	Please provide us with a copy of the research report prepared for the registration statement by China Research and Intelligence Co., Ltd., cross-referencing each statement with the underlying factual support.

We will supplementally provide the research report of China Research and Intelligence Co., Ltd. to the Staff under separate cover.

Prospectus Summary, page 1

3.	We note your response to prior comment 2 and your revised disclosure in the prospectus summary addressing that Wah Fu Education Group Limited is a holding company incorporated under the laws of the British Virgin Islands and further noting that the bulk of your operations are conducted through your wholly owned subsidiaries. Please revise your disclosure here to expressly state that you do not directly own the businesses or assets in the PRC that are operated by your VIE, including your PRC internet content license.

We have revised our disclosure in response to the Staff’s comment. The revised disclosure can be found on pages 1 and 52 of the Draft Registration Statement.

Use of Proceeds, page 40

4.	We note your response to prior comment 5. Please revise your disclosure to quantify the amount of loans and capital contributions you may currently make to each of your PRC subsidiaries and VIE based upon statutory limits as compared to the amount of proceeds you intend to use for the stated purposes. Also disclose the extent to which you expect to use the IPO proceeds in China in the form of RMB. Disclose that your PRC subsidiaries, VIE and its subsidiaries will need to convert any capital contributions or loans from U.S. dollars to RMB.

We have revised our Draft Registration Statement to disclose that we plan to use 70% of the net proceeds from this offering in China in the form of RMB and the rest of the net proceeds will be used by us primarily for the purpose of establishing U.S. operations. We have also disclosed that, for the net proceeds of this offering to be used in the form of RMB, we will have to convert any capital contributions or loans from U.S. dollars to RMB pursuant to certain procedural requirements under regulations of the State Administration of Foreign Exchange of PRC. The revised disclosure can be found on page 40 of the Draft Registration Statement.

As advised by Jingtian & Gongcheng, our PRC legal counsel, the use of proceeds discussed in our Draft Registration Statement is within the currently applicable PRC statutory limitations and permitted by the current registered capital and approved investment amount of each of our PRC subsidiaries, VIE entity and its branch, subject to certain procedural requirements discussed therein. Jingtian & Gongcheng has agreed to issue a legal opinion on such matter, which will be filed in a subsequent amendment to the Draft Registration Statement.

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We thank the Staff for its review of the foregoing.  If you have further comments, we ask that you forward them by electronic mail to our counsel, Richard I. Anslow, Esq. at ranslow@egsllp.com or by telephone at (212) 370-1300.

Very truly yours,

/s/ Xinghui Yang
Xinghui Yang
Chief Executive Officer

cc:	Richard I. Anslow, Esq.
Ellenoff Grossman & Schole LLP

Fang Liu, Esq.
Mei & Mark LLP

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